UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

 VASCULAR SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 0-27605

Minnesota	41-1859679
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

6464 Sycamore Court North
Minneapolis, Minnesota 55369
(Address of principal executive offices)

Gordon Weber, General Counsel
(763) 656-4300
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01. and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of the Vascular Solutions, Inc. Conflict Minerals Report for the year ended December 31, 2014 is provided as Exhibit 1.02 hereto and is publicly available at http://vasc.com/investor-relations/corporate-governance/conflict-minerals-report.

Section 2 – Exhibits

Item 2.01.  Exhibit

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR SOLUTIONS, INC.

Date: May 28, 2015	By:	/s/ Gordon Weber
Gordon Weber
	Its:	General Counsel